REDFLEX
HOLDINGS

ACN: 069 306 216
31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

16 January 2007

07020585

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt Copy of this letter, and
2. Schedule 1

dlw 1/29

File No: 82-34862

Schedule I
16 January 2007

Documents made public since the last submission on 7 December 2006:

Date	Item	Description
16 January 2007	Company Announcement	Redflex announces Execution of Two New Photo Enforcement Contracts – city of Marshall, Texas and Rio Vista, California
2 January 2007	Company Announcement	Redflex announces 26 New Contracts in the First Half of Financial Year 2007; Redflex achieves unprecedented growth.
21 December 2006	Company Announcement	Redflex announces Redflex enters the New Market of Massachusetts – the Town of Saugus, Massachusetts, and continues to grow in Texas.
13 December 2006	Company Announcement	Redflex announces Sale of Redflex Communications Systems
13 December 2006	Company Announcement	Redflex announces Interactive Telephony Update

Redflex Executes Two New Photo Enforcement Contracts - cities of Marshall, Texas and Rio Vista, California

16 January 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited is pleased to announce the execution of two new contracts in the cities of Marshall, Texas and Rio Vista, California.

Marshall, Texas
The City of Marshall, TX has a daytime population in excess of 25,000 and as the county seat of Harrison County is a major city in the north-eastern region of Texas.

This contract is for a term of three years with two, one-year automatic renewals for up to 20 intersections.

"Building our leading market share across Texas, including cities near the Louisiana border like Longview and now Marshall, we are taking important steps in increasing the visibility and brand awareness of the Redflex name as the clear industry leader to new markets such as Louisiana" said Karen Finley, CEO.

Rio Vista, California
The City of Rio Vista, CA, is located on the eastern end of Solano County on the Sacramento River.

The contract is for a term of five years with two, two-year automatic renewals and is for up to 10 intersections.

Redflex Traffic Systems Inc has contracts with over 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

26 New Contracts in the First Half of FY07
Redflex Achieves Unprecedented Growth

2 January 2007

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new contracts, including the cities of Kingsport, Tennessee and Sioux City, Iowa

"With these two new contracts being executed prior to calendar year end 2006, we close our first half of financial year 2007 with 26 new contracts, which equals our total achievements for the full financial year of 2006. This run rate is unprecedented and it is a credit to the remarkable capabilities of the entire Redflex organisation" said Karen Finley, CEO.

Kingsport, Tennessee
The City of Kingsport, TN has a daytime population in excess of 67,000 and along with Bristol and Johnson City is part of the Tri-Cities, Tennessee with a population of approximately 500,000.

This contract was the result of a competitive tender process and is for a term of three years and for up to 10 enforced intersections.

"Being selected by the City of Kingsport in the fiercely competitive State of Tennessee is a distinguished achievement. We are looking forward to expanding our efforts in Tennessee and to be working with the City of Kingsport to increase community safety across the Tri-Cities region" said Karen Finley, CEO

Sioux City, Iowa
The City of Sioux City, IA has a fulltime population of approximately 85,000 and is located in Northwest Iowa on the Missouri River at the intersection of the states of Iowa, Nebraska, and South Dakota. Sioux City is the regional hub of economic activity for the entire tri-state region.

The contract is for a term of five years with two two-year automatic renewals and is for up to 25 intersections.

Redflex Traffic Systems Inc has contracts with over 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

Redflex enters the New Market of Massachusetts – The Town of Saugus, Massachusetts, and continues to grow in Texas

21 December 2006

Redflex Traffic Systems, Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of our latest contract in a **new** state through the execution of an agreement with the Town of Saugus, Massachusetts and continued growth in Texas with contract implementation in two new cities.

Town of Saugus, Massachusetts
The Town of Saugus, with a population of approximately 27,000, is located in Essex County and is situated in the Greater Boston Area. The contract was awarded as a result of a competitive tender and is for a term of three years and is for up to 10 intersections and various designated speed zones.

"After undertaking an extensive vendor evaluation process and based on reference checks and a formal Request for Proposals, it is our finding that Redflex is clearly the leader in this industry. The Town of Saugus selected Redflex for its proven history of demonstrated experience, advanced technologies and working knowledge of helping communities with their efforts in increasing public safety and modifying bad driving behavior", said Andy Bisignani, Town Manager, Saugus.

"We are very pleased to be working with the Town of Saugus with their trail blazing red-light and speed enforcement efforts. We have made a strategic investment in opening new markets such as Massachusetts, thereby implementing an operating paradigm that follows best practices in legal, ethical and operational integrity" said Karen Finley, CEO.

N. Richland Hills, Texas
The City of North Richland Hills, Texas has a population in excess of 61,000 and is located in Tarrant County and is part of the Fort Worth - Arlington metro area. The program is for up to 20 intersections and for a term of three years, plus three automatic one-year renewals.

Dalworthington Gardens, Texas
The City of Dalworthington Gardens is also in Tarrant County, in the Dallas-Fort Worth metro area. The City is unique as it is completely encircled by the City of Arlington which has a population in excess of 360,000 thereby causing substantial traffic challenges across the community. The program is for up to 20 intersections and for a term of nine years consisting of nine consecutive one-year automatic renewals.

"We are very pleased with our continued momentum across the State of Texas. With ten new Texas contracts since July 1, 2006, I feel this is a testament to our ability to swiftly and effectively mobilise our efforts in new markets; thereby successfully establishing Redflex in leading market share" said Karen Finley, CEO

Redflex Traffic Systems Inc has contracts with over 100 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607 0705

Sale of Redflex Communications Systems

13 December 2006

The Directors of Redflex Holdings Limited are pleased to announce that they have signed an agreement for the sale to Allied Technologies Group Limited of Redflex Communications Systems Pty Ltd and its subsidiaries Redflex Communications Pty Ltd and Redflex Communications Systems Inc. based in the USA ("Communications Group").

Redflex has previously advised its intention to divest the Communications Group in line with its strategy of fully focusing on its flagship Traffic business, which enjoys the number one position in its market in the USA.

The divestment of the Communications Group comes after lengthy negotiations and the Board is very pleased with the outcome. Under the terms of the agreement the Communications Group has been sold for a nominal price of about $8.2 million which is based on achievement of the Earnings Before Interest and Tax (EBIT) budget for the 2007 financial year. The price will be adjusted according to the actual performance of the Communications Group over the same period and is capped at a maximum of $10 million. The book value of the Communications Group at 30 June 2006 was approximately $8.8 million.

$4 million has been paid on signing of the Sale and Purchase agreement, with the remaining amount payable in September 2007. Ownership and control of the business transfers immediately, with Redflex providing accommodation under a sub-lease and some ongoing support services until July 2007.

The growth opportunities for Redflex's Traffic business in the USA continue to be realised; already this financial year, this flagship operation has realised 21 new cities for new camera installation contracts. The sale of the Communications Group will allow greater focus on the expansion of that business market.

The sale is consistent with Redflex's growth plan and will provide additional general working capital that will contribute to the cost of new cameras and payment of a fully franked dividend to shareholders early next financial year.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Interactive Telephony Update

13 December 2006

On 7 September 2004 the Company announced to the ASX that a dispute had arisen under a commercialisation transaction entered into in June 2000, the Interactive Telephony Partnership (ITP). The dispute related to the appropriate Exit Price payable to the partners on winding up the transaction. The nature of the dispute and the disputed amount of approximately $5.2 million has been disclosed under Contingencies in the Company's annual reports for the last three years, most recently in Note 21 of the 2006 Annual Report.

At the time of the announcement the Board advised that it disputed the claim and would obtain legal and tax advice. Since then it has been assessing its position in conjunction with its advisers, Arnold Bloch Leibler.

As a result of the disallowance of tax deductions claimed by the partners the Company has also submitted a claim to the tax office for a compensating adjustment to reinstate the Company's tax losses corresponding to the disallowed tax deductions.

The Company now advises that it has received formal documentation by way of a writ from the ITP partners initiating formal legal action to recover the disputed amount (including interest and damages).

The Company's position remains that it disputes the claims by the ITP partners and will defend this action. In addition the Company intends joining other parties to the original transaction, including advisers, in this action.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyn.stephens@redflex.com.au
+61 3 9674 1712

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIPT COPY

16 January 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

Enclosures: 1. Receipt copy of this letter, and
2. Schedule 1